

December 27, 2022

Tim Hoi Ching
Chief Executive Officer
Raytech Holding Ltd
Unit 609, 6/F, Nan Fung Commercial Centre
No. 19 Lam Lok Street
Kowloon Bay, Hong Kong

      Re: Raytech Holding Ltd
          Amendment No. 1 to Draft Registration Statement on Form F-1
          Submitted December 14, 2022
          CIK No. 0001948443

Dear Tim Hoi Ching:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Management, page 91

1. We note your response to prior comment 16. Please revise the statement, "At Raytech Holdings Company Limited, he served in various positions with his last position being Director," to clearly disclose that Mr. Ching currently serves as a director of Raytech Holdings Company Limited. In addition, we note disclosure on page 30 that indicates Mr. Ching serves as the CEO of Raytech Holdings Company Limited and Zhongshan Raytech, and director nominee Mr. Ling serves as "Assistant to CEO" of both companies. Please revise your disclosure in this section to reflect these and other positions held by your management. Additionally revise disclosure in the related party transactions section for

Tim Hoi Ching
Raytech Holding Ltd
December 27, 2022
Page 2

consistency.

Related Party Transactions, page 97

2.   We note your response to prior comment 11. Please further revise sub-heading b "Due to related parties" for consistency with your disclosure. In addition, revise the table to reflect currency in Hong Kong dollars rather than U.S. dollars for consistency with Note 9 to the financial statements.

Signatures, page II-4

3.   We note your revisions in response to prior comment 14. However, as a nominee, Mr. Wan lacks capacity to sign the registration statement. The signature block should be revised to reflect Mr. Wan's position as chief financial officer, provided he is duly appointed, or to reflect another person authorized to sign in the requisite capacities of Principal Financial Officer and Principal Accounting Officer/Controller.

Exhibits

4.   We note your response to prior comment 4, together with revised disclosure on page 122 that indicates Han Kun Law Offices will pass upon "Legal matters as to Hong Kong laws" and "Legal matters as to the laws of mainland China." Please clarify whether both opinions will be filed as exhibits to your registration statement, as it currently appears only the Hong Kong opinion is listed as Exhibit 99.6. Ensure that the consent of Han Kun Law Offices to the statements made about it (*i.e.,* both as Hong Kong and as mainland China counsel) in the registration statement is filed.

        You may contact Heather Clark at (202) 551-3624 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at (202) 551-3047 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Arila Zhou